PRESS RELEASE

BANRO PROVIDES UPDATE ON RECAPITALIZATION TRANSACTIONS

Toronto, Canada – April 7, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide an update on the progression of the Company’s recapitalization (the “Recapitalization”) described in the Company’s management information circular dated February 27, 2016 (the “Circular”). Banro reports that the Ontario Superior Court of Justice has issued the final order (the “Final Order”) which, among other things, approves the plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act to implement certain transactions under the Recapitalization. Capitalized terms used in this press release not otherwise defined shall have the meaning ascribed thereto in the Circular.

With receipt of the Final Order, substantially all material conditions precedent to the Plan of Arrangement are now satisfied and, as a result, the Company anticipates implementing the Plan of Arrangement and closing the Recapitalization on April 12, 2017.

The Recapitalization contemplates, among other things, (a) the refinancing of the maturing US$175 million senior secured 10% notes due March 1, 2017 of the Company and US$22.5 million loan with new US$197.5 million senior secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding exchangeable preferred shares of each of Twangiza (Barbados) Limited and Namoya (Barbados) Limited, gold-linked preferred shares of Banro Group (Barbados) Limited and Series A Preference Shares of Banro into common shares of the Company (the Series B Preference Shares of Banro will be cancelled for no consideration), (c) the execution of a gold forward sale agreement to raise US$45 million to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a US$6.5 million interim loan facility recently obtained by the Company, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share will be cancelled for no consideration.

As a step to the Plan of Arrangement, the board of directors of Banro immediately prior to the Effective Time shall be deemed to have resigned and a new board of directors shall be deemed to have been appointed. It is expected that the new Banro board of directors will comprise Jiongjie Lu (an incumbent director and the director acceptable to RFW), Robert L. Rauch (the director acceptable to Gramercy), John Clarke (an incumbent director and the Chief Executive Officer and President of Banro) and the following individuals acceptable to all of the Requisite Consenting Parties: Richard Brissenden (an incumbent director), Derrick Weyrauch (an incumbent director), Peter Cowley (an incumbent director), Robert Alexander Rorrison and Michael Hankin Li.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization, the timing of the Effective Date, the composition of the new board of directors of the Company and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the Support Agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com